 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2016

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dolphin Digital Media, Inc.
Full Name of Registrant

Former Name if Applicable

2151 S LeJeune Road, Suite 150
Address of Principal Executive Office (Street and Number)

Coral Gables, Florida 33134
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

 The Form 10-K could not be filed within the prescribed time because additional time is required by Registrant’s management and auditors to prepare certain financial information to be included in such report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mirta A Negrini	(305)	774-0407
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the year ended December 31, 2016, the Company incurred loss on extinguishment of debt of approximately $7.4 million as compared to $0 in the prior year. This was the results of the Company entering into agreements with certain noteholders, including Dolphin Entertainment, Inc., an entity wholly owned by its Chief Executive Officer, to convert an aggregate of approximately, $33.4 million of debt outstanding into (i) approximately 5 million shares of the Company's common stock and (ii) Warrants J and K that entitles the holder to purchase up to 2,340,000 shares of the Company's common stock at $0.015 per share. The conversions occurred on days where the market price per share of Common Stock was between $6.00 and $6.99 per share.

In addition to Warrants J and K described above, during 2016, the Company issued Warrants G, H and I, collectively with Warrants J and K, (the “Warrants”) for which the Company determined that the Warrants should be accounted for as derivatives, for which a liability is recorded in the aggregate and measured at fair value in the consolidated balance sheets on a recurring basis, and the change in fair value from one reporting period to the next is reported as income or expense in the consolidated statements of operations. During 2016, the Company recorded a gain from the change in fair value of approximately $2.9 million and recorded a warrant issuance expense of approximately $7.4 million. During the year ended December 31, 2015, the Company did not record any gain or loss from the change in fair value of warrants or record any expense related to issuances of warrants.

During the year ended December 31, 2016, the Company released a feature film and recorded revenues of approximately $9.5 million, direct costs of approximately $9.8 million and distribution costs of approximately $10.9 million. During the year ended December 31, 2015, the Company recorded revenues from production of approximately $3 million and direct costs related to these productions of $2.6 million. No distribution expenses were recorded during the year ended December 31, 2015.

The Company incurred net losses of approximately $36.3 million and $8.8 million respectively, for the years ended December 31, 2016 and 2015, primarily related to the factors discussed above.

DOLPHIN DIGITAL MEDIA, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2017		By:	/s/Mirta A Negrini
Name: Mirta A Negrini
Title:Chief Financial Officer